

MONTHLY FINANCIAL STATEMENTS

CREAMY COCONUTS LLC

For the period ending December 31, 2017 and 2018

LITTLE FISH ACCOUNTING

Cash Flow Statement
For Periods Ending December 31, 2018 and December 31, 2017

Prepared By: Keila Hill-Trawick, CPA
Little Fish Accounting

For: Creamy Coconuts LLC / Kube Nice Cream

	2018	2017
Beginning Balance	$ 6,863	$ 1,342
Investing Activities		
Equipment purchases	(6,576)	(16,502)
Depreciation	8,520	3,410
Operating Activities		
Net Income / (Loss)	(61,418)	(23,406)
Financing Activities		
Equity	30,317	26,499
Accounts Payable	24,725	15,520
Ending Cash Balance	$ 2,430	$ 6,863

Profit + Loss Statement				
For Periods Ending December 31, 2018 and December 31, 2017				

Prepared By: **Keila Hill-Trawick, CPA**
                          Little Fish Accounting

For:

                          Creamy Coconuts LLC / Kube Nice Cream

Revenue		2018		2017
Net Revenue		9,328		432
Cost of Net Revenue		(9,378)		-
Total Revenue	$	**(50)**	$	**432**
Operating Expenses				
Marketing + Advertising		4,064		519
Bank Charges		482		-
Insurance		299		-
Internet		287		-
Labor		-		697
Legal + Professional Services		13,767		3,851
Licenses + Permits		1,814		-
Meals and Entertainment		439		-
Miscellaneous		-		548
Office Supplies		3,415		591
Rent or Lease -- Commercial Kitchen		9,700		-
Research + Development		7,082		9,480
Shipping and Delivery		924		-
Production Supplies		-		1,221
Taxes		1,495		3,521
Training + Continuing Education		1,655		
Travel		3,370		-
Total Operating Expenses	$	**48,794**	$	**20,428**
Income (Before Other Expenses)	$	**(48,844)**	$	**(19,996)**
Other Expenses				
Depreciation		8,520		3,410
Interest		4,054		-
Total Other Expenses	$	**12,574**	$	**3,410**
Net Income Before Income Tax	$	**(61,418)**	$	**(23,406)**
Income Tax	$	**-**	$	**-**
Net Income/Loss	$	**(61,418)**	$	**(23,406)**

Prepared By: **Keila Hill-Trawick, CPA**
Little Fish Accounting

For: Creamy Coconuts LLC / Kube Nice Cream

ASSETS		2018		2017
Current Assets				
Cash		2,430		6,863
Total Current Assets	$	**2,430**	$	**6,863**
Equipment		26,386		19,810
Total Fixed Assets	$	**26,386**	$	**19,810**
(Less Accumulated Depreciation)		8,520		-
Total Assets	$	**20,296**	$	**26,673**
LIABILITIES & EQUITY				
Liabilities				
Accounts Payable		38,235		13,510
Total Liabilities	$	**38,235**	$	**13,510**
Equity				
Member's Equiity		74,741		36,569
Retained Earnings		(31,261)		-
Net Income		(61,418)		(23,406)
Total Equity	$	**(17,938)**	$	**13,163**
Total Liabilities and Equity	$	**20,296**	$	**26,673**

Statement of Changes in Stockholders' Equity
For Periods Ending December 31, 2018 and December 31, 2017

Prepared By: **Keila Hill-Trawick, CPA**
Little Fish Accounting

For: Creamy Coconuts LLC / Kube Nice Cream

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance as of January 1, 2017	$ -	$ -	$ -	$ -	$ -
Changes in Accounting Policy	-	-	-	-	$ -
Correction of Prior Period Error(s)	-	-	-	-	$ -
Restated Balance	-	-	$ -	$ -	$ -
Issue of Share Capital	-	-	-	-	$ -
Purchase of Treasury Stock	-	-	-	-	$ -
Net income	-	-	$ (23,406)	-	$ (23,406)
Reevaluation Gain	-	-	-	-	$ -
Dividends	-	-	-	-	$ -
Balance as of December 31, 2017	-	-	$ (23,406)	$ -	$ (23,406)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance as of January 1, 2018	$	$	$	$	$ -
Changes in Accounting Policy	-	-	-	-	$ -
Correction of Prior Period Error(s)	-	-	-	-	$ -
Restated Balance	$ -	$ -	$ -	$ -	$ -
Issue of Share Capital	-	-	-	-	$ -
Purchase of Treasury Stock	-	-	-	-	$ -
Net income (Loss)	-	-	$ (61,418)	-	$ (61,418)
Reevaluation Gain	-	-	-	-	$ -
Dividends	-	-	-	-	$ -
Balance as of December 31, 2018	$ -	$ -	$ (61,418)	$ -	$ (61,418)

CREAMY COCONUTS LLC
NOTES TO THE FINANCIAL STATEMENTS
For Periods Ending December 31, 2018 and December 31, 2017

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Review Report)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
Creamy Coconuts, LLC, was formed on January 19, 2016 located in Oakland, California, under the provisions of California Revised Uniform Limited Liability Company Act. Creamy Coconuts, LLC produces a new genre of non-dairy, plant-based ice cream by hand crafting small batches of raw, unpasteurized coconut cream.

BASIS OF ACCOUNTING
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION
The Company includes in current assets and liabilities retainage amounts receivable and short-term payables. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

CREAMY COCONUTS, LLC
NOTES TO THE FINANCIAL STATEMENTS (cont.)
For Periods Ending December 31, 2018 and December 31, 2017

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Review Report)

CASH INFLOWS
Cash inflows consist of receipts from customers for sales, owner’s contributions, and short-term loan receipts (i.e. credit cards, lines of credit).

OPERATING ACTIVITIES
Operating activities consist of changes in ending balances of current assets and liabilities, and cash flows from normal business expenses.

INVESTING ACTIVITIES
Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

FINANCING ACTIVITIES
Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

STOCKHOLDERS’ EQUITY
No stock was issued, nor dividends paid for the periods under review.

NOTE 2: FINANCING ACTIVITIES

The details of the member's equity as of and for the year ended December 31, 2018 and 2017 are as follows:

		2018		2017
Equity - Kai Nortey	$	37,370	$	18,285
Equity - Ernest Nortey	$	37,370	$	18,285
Retained Earnings	$	(31,261)	$	-
Net Income	$	(61,418)	$	(22,778)
Total Equity	$	(17,938)	$	13,791

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Review Report)

NOTE 3: INVESTING ACTIVITIES

Machinery and Equipment as of December 30, 2018 is composed of the following:

	COST	ACCUMULATED DEPRECIATION	BOOK VALUE
BATCH FREEZER	$11,031	$4,412	$6,619
COLD PRESS MACHINE	$7,900	$4,108	$3,792
ICE CREAM MACHINE	$400	N/A	$0
ICE CREAM MACHINE	$319	N/A	$0
ICE CREAM MACHINE	$319	N/A	$0
VERTICAL FREEZER	$200	N/A	$0
INDUSTRIAL BLENDER	$1,600	N/A	$0
PORTABLE FREEZER	$974	N/A	$0
BLAST FREEZER	$1,400	N/A	$0
COCONUT SCRAPER	$2,244	N/A	$0
TOTAL	**$26,387**	**$8,520**	**$10,411**

NOTE 4: ACCOUNTS PAYABLE

As of December 30, 2018 and 2017, the organization's accounts payable consists of the following:

	2018	2017
CREDIT CARDS PAYABLE	$38,235	$13,510

I, Kai Nortey, certify that:

the financial statements of Creamy Coconuts, LLC included in this Form C-AR are true and complete in all material respects.

_____

Kai Nortey

Chief Executive Officer, Member

Date: 12 / 11 / 2019